InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and three months ended March 31, 2011 and 2010

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Income Statements	1

Consolidated Statements of Comprehensive Income	2

Consolidated Balance Sheets	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2011	2010
	$	$

Revenue
Sales and operating revenues	242,450,889	177,450,435
Interest	229,773	41,549
Other	973,816	1,326,542
	243,654,478	178,818,526

Changes in inventories of finished goods and work in progress	52,651,183	15,460,073
Raw materials and consumables used	(255,675,611)	(174,060,411)
Administrative and general expenses	(15,485,158)	(8,725,137)
Derivative gains/(losses)	172,259	(946,350)
Legal and professional fees	(1,691,845)	(1,768,512)
Exploration costs, excluding exploration impairment (note 8)	(7,334,952)	(5,276)
Finance costs	(3,945,098)	(2,122,051)
Depreciation and amortization	(4,618,739)	(3,384,778)
Foreign exchange gains/(losses)	2,822,310	(3,078,626)
	(233,105,651)	(178,631,068)

Profit before income taxes	10,548,827	187,458

Income taxes
Current expense	(2,437,731)	(1,979,606)
Future expense	(7,412,568)	(1,351,270)
	(9,850,299)	(3,330,876)

Profit/(loss) for the period	698,528	(3,143,418)

Profit/(loss) is attributable to:
Owners of InterOil Corporation	695,549	(3,143,403)
Non-controlling interest	2,979	(15)
	698,528	(3,143,418)

Basic profit/(loss) per share	0.01	(0.07)
Diluted profit/(loss) per share	0.01	(0.07)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,861,441	43,582,965
Diluted (Expressed in number of common shares)	48,855,771	43,582,965

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2011	2010
	$	$

Profit/(loss) for the period	698,528	(3,143,418)

Other comprehensive income/(loss):
Exchange difference on translation of foreign operations, net of tax	2,359,335	(891,969)
Other comprehensive income/(loss) for the period, net of tax	2,359,335	(891,969)
Total comprehensive income/(loss) for the period	3,057,863	(4,035,387)

Total comprehensive income/(loss) for the period is attributable to:
Owners of InterOil Corporation	3,054,884	(4,035,372)
Non-controlling interests	2,979	(15)
	3,057,863	(4,035,387)
See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,	January 1,
	2011	2010	2010	2010
	$	$	$	$

Assets
Current assets:
Cash and cash equivalents	232,368,439	233,576,821	41,227,706	46,449,819
Cash restricted	35,451,370	40,664,995	28,000,507	22,698,829
Trade receivables	54,934,757	48,047,496	73,230,376	61,194,136
Other assets	720,502	505,059	640,262	639,646
Inventories (note 7)	179,788,543	127,137,360	85,587,122	70,127,049
Prepaid expenses	3,585,127	3,593,574	2,918,532	6,964,950
Total current assets	506,848,738	453,525,305	231,604,505	208,074,429
Non-current assets:
Cash restricted	6,723,477	6,613,074	6,614,444	6,609,746
Goodwill	6,626,317	6,626,317	6,626,317	6,626,317
Plant and equipment	224,772,732	225,205,427	218,010,927	218,794,649
Oil and gas properties (note 8)	281,652,302	255,294,738	194,671,330	172,483,562
Deferred tax assets	6,869,822	14,098,128	15,694,630	16,912,969
Total non-current assets	526,644,650	507,837,684	441,617,648	421,427,243
Total assets	1,033,493,388	961,362,989	673,222,153	629,501,672
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	129,670,237	76,087,954	100,911,605	59,372,354
Derivative contracts (note 6)	136,791	178,578	534,000	-
Working capital facilities (note 9)	58,172,450	51,254,326	25,164,539	24,626,419
Current portion of secured and unsecured loans (note 11)	16,884,065	14,456,757	9,000,000	9,000,000
Current portion of Indirect participation interest (note 12)	540,002	540,002	540,002	540,002
Total current liabilities	205,403,545	142,517,617	136,150,146	93,538,775
Non-current liabilities:
Secured loan (note 11)	34,869,208	34,813,222	43,645,264	43,589,278
2.75% convertible notes liability (note 14)	53,210,706	52,425,489	-	-
Deferred gain on contributions to LNG project	8,612,751	8,949,857	10,284,772	10,824,212
Indirect participation interest (note 12)	34,134,387	34,134,387	39,640,622	39,559,718
Total non-current liabilities	130,827,052	130,322,955	93,570,658	93,973,208
Total liabilities	336,230,597	272,840,572	229,720,804	187,511,983
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	898,641,290	895,651,052	619,565,842	613,361,363
Authorized – unlimited
Issued and outstanding - 47,920,552
(Dec 31, 2010 - 47,800,552)
(Mar 31, 2010 - 43,705,654)
2.75% convertible notes (note 14)	14,298,036	14,298,036	-	-
Contributed surplus	19,430,690	16,738,417	20,639,744	21,297,177
Accumulated Other Comprehensive Income	11,620,512	9,261,177	7,259,007	8,150,976
Conversion options (note 12)	12,150,880	12,150,880	13,270,880	13,270,880
Accumulated deficit	(258,901,695)	(259,597,244)	(217,247,706)	(214,104,303)
Total equity attributable to owners of InterOil Corporation	697,239,713	688,502,318	443,487,767	441,976,093
Non-controlling interest	23,078	20,099	13,582	13,596
Total equity	697,262,791	688,522,417	443,501,349	441,989,689
Total liabilities and equity	1,033,493,388	961,362,989	673,222,153	629,501,672
See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Share capital
At beginning of period	895,651,052	613,361,363	613,361,363
Issue of capital stock (note 13)	2,990,238	282,289,689	6,204,479
At end of period	898,641,290	895,651,052	619,565,842
2.75% convertible notes
At beginning of period	14,298,036	-	-
Issue of convertible notes (note 14)	-	14,298,036	-
At end of period	14,298,036	14,298,036	-
Contributed surplus
At beginning of period	16,738,417	21,297,177	21,297,177
Fair value of options and restricted stock transferred to share capital	(1,076,237)	(8,454,758)	(2,123,063)
Stock compensation expense	3,768,510	11,804,000	1,465,630
Loss on extinguishment of IPI conversion options	-	(7,908,002)	-
At end of period	19,430,690	16,738,417	20,639,744
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	9,261,177	8,150,976	8,150,976
Foreign currency translation movement for the period, net of tax	2,359,335	1,110,201	(891,969)
Foreign currency translation reserve at end of period	11,620,512	9,261,177	7,259,007
Accumulated other comprehensive income at end of period	11,620,512	9,261,177	7,259,007
Conversion options
At beginning of period	12,150,880	13,270,880	13,270,880
Movement for the period (note 12)	-	(1,120,000)	-
At end of period	12,150,880	12,150,880	13,270,880
Accumulated deficit
At beginning of period	(259,597,244)	(214,104,303)	(214,104,303)
Net profit/(loss) for the period	695,549	(45,492,941)	(3,143,403)
At end of period	(258,901,695)	(259,597,244)	(217,247,706)
InterOil Corporation shareholders' equity at end of period	697,239,713	688,502,318	443,487,767

Non-controlling interest
At beginning of period	20,099	13,597	13,597
Net profit/(loss) for the period	2,979	6,502	(15)
At end of period	23,078	20,099	13,582
Total equity at end of period	697,262,791	688,522,417	443,501,349
See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2011	2010
	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	698,528	(3,143,418)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	4,618,739	3,384,778
Deferred tax assets	7,228,306	1,218,339
Accretion of convertible notes/debentures liability	785,217	-
Amortization of deferred financing costs	55,986	55,986
Timing difference between derivatives recognized and settled	(41,787)	534,000
Stock compensation expense, including restricted stock	3,768,511	1,465,630
Inventory revaluation	-	27,517
Oil and gas properties expensed	7,334,952	5,276
Unrealized foreign exchange gain	1,134,814	(50,284)
Change in operating working capital
Increase in trade receivables	(5,580,997)	(36,652,056)
(Increase)/decrease in other assets and prepaid expenses	(206,996)	4,045,802
Increase in inventories	(49,768,359)	(16,171,989)
Increase in accounts payable and accrued liabilities	51,846,250	49,320,104
Net cash from operating activities	21,873,164	4,039,685

Investing activities
Expenditure on oil and gas properties	(34,505,232)	(29,370,236)
Proceeds from IPI cash calls	-	14,199,331
Expenditure on plant and equipment, net of disposals	(4,523,150)	(3,140,496)
Proceeds received on sale of exploration assets	-	13,903,682
Decrease/(increase) in restricted cash held as security on borrowings	5,103,222	(5,306,376)
Change in non-operating working capital
Decrease in accounts payable and accrued liabilities	(2,843,126)	(5,167,239)
Net cash used in investing activities	(36,768,286)	(14,881,334)

Financing activities
Proceeds from Mitsui for Condensate Stripping Plant	4,854,616	-
Proceeds from Petromin for Elk and Antelope field development	-	1,000,000
Proceeds from/(repayments of) working capital facility	6,918,124	538,120
Proceeds from issue of common shares/conversion of debt, net of transaction costs	1,914,000	4,081,416
Net cash from financing activities	13,686,740	5,619,536

Increase/(decrease) in cash and cash equivalents	(1,208,382)	(5,222,113)
Cash and cash equivalents, beginning of period	233,576,821	46,449,819
Cash and cash equivalents, end of period	232,368,439	41,227,706
Comprising of:
Cash on Deposit	83,278,689	41,227,706
Term Deposits	149,089,750	-
Total cash and cash equivalents, end of period	232,368,439	41,227,706
See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).  The Company is incorporated and domiciled in Canada.  The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.  Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG.  Upstream currently includes the development of the Elk Antelope infrastructure, including the condensate stripping and associated facilities and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction.  Midstream Refining includes refining of products for domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas.  Downstream includes wholesale and retail distribution of refined products in PNG.  Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

These condensed consolidated interim financial statements were approved for issue on May 11, 2011.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRSs as if these policies had always been in effect unless otherwise indicated.

(a)	Basis of preparation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in these interim consolidated financial statements (“financial statements”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’.  These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’ has been applied.  The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 11, 2011, the date the statements were approved. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

An explanation of how the transition to IFRSs has affected the reported balance sheets, income statements and cash flows of the Company is provided in note 3.  This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRSs.

The condensed consolidated interim financial statements for the three months ended March 31, 2011 have been prepared under the historical cost convention, except for derivative financial instruments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates.  The effect of changes in estimates on future periods have not been disclosed in these condensed consolidated interim financial statements as estimating it is impracticable.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Rate regulation

InterOil is currently the sole refiner of hydrocarbons in PNG.  The Company’s 30 year project agreement with the Independent State of Papua New Guinea (“the State”) expires in 2035.  The State has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in PNG, at an Import Parity Price (”IPP”).  The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”).  In general, the IPP is the price that would be paid in PNG for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in PNG, the IPP is calculated by adding the costs that would typically be incurred to import such product to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which we operate.

InterOil is also a significant participant in the retail and wholesale distribution business in PNG.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in PNG.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In November 2010, the ICCC released its review report which will govern the pricing arrangements for petroleum products in PNG until the end of 2014, taking effect from November 1, 2010.  The purpose of the review was to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  The report recommended an increase in margins for wholesale business and certain other activities, while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG mainly, relating to import of products by distributors and in relation to aviation fuel pricing.

No rate regulated assets or liabilities have been recognized.

(b)	Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at March 31, 2011 amounted to $301.4 million compared to $95.5 million as at March 31, 2010.  The Company has cash, cash equivalents and cash restricted of $274.5 million as at March 31, 2011 (March 2010 - $75.8 million), of which $42.2 million is restricted (March 2010 - $34.6 million).

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met.  Refer note 16 for further information on these commitments.

The Company has a short term total working capital facility of $220.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  This facility is secured by the assets it is drawn down against.  As at March 31, 2011 $157.3 million of the combined facility has been utilized, and the remaining facility of $62.7 million remains available for use.

The Company has an approximate $50.6 million (Papua New Guinea Kina (“PGK”) 130.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”).  As at March 31, 2011, $8.9 million (PGK 22.9 million) of this combined facility has been utilized, and $41.7 million (PGK 107.1 million) of this facility remains available for use.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, condensate stripping and liquefaction facilities.  Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.

Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(c)	Principles of consolidation

-
Business combinations:  The Company measures goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquire, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interests at fair value, or at their proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.  Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

-
Subsidiaries:  The condensed consolidated interim financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at March 31, 2011, December 31, 2010, and March 31, 2010, and for the periods then ended.  Subsidiaries of InterOil Corporation as at March 31, 2011 included SP InterOil LDC (99.9%), SPI Exploration and Production Corporation (100% - one share held by PIE Corp), SPI Distribution Limited (100% - one share held by PIE Corp), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%) and their subsidiaries.  InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks.  Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income and balance sheets.

In April 2010, InterOil Shipping Pte Ltd. was incorporated in Singapore as a 100% subsidiary of InterOil Corporation to provide shipping services to domestic customers within PNG and also to export customers from PNG.

In May 2010, SPI CSP Holdings Limited was incorporated in PNG as a 100% subsidiary of SPI Exploration & Production Corporation to hold InterOil’s interest in the proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui & Co. Ltd. (“CS Project”).

-
Proportionate consolidation of Joint Venture interests:  On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc..  Further shareholder transactions have taken place since this date which has impacted the shareholding of each of these joint venture partners.  The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement.  As the entity became a joint venture in July 2007, guidance under IAS 31 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement.  The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 5.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2011 and have not been early adopted:

-
IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013):  This addresses the classification and measurement of financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  The Company is yet to assess IFRS 9’s full impact.  The Company has not yet decided to early adopt IFRS 9.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(e)	Segment reporting

An operating segment (also referred to as a “business segment”) is a component of an enterprise:
-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.  The Company’s assets and operations are predominantly based in PNG and therefore are disclosed as one geographical segment.  Refer to note 1 for the management’s organization of the Company by business segment.

(f)	Foreign currency

-	Functional and presentation currency: These condensed consolidated interim financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and presentation currency.

-
Foreign currency transactions:  Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

-
Foreign operations:  For subsidiaries considered to be foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are recognized and presented in other comprehensive income and in the foreign currency translation reserve in equity.

(g)	Financial instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards or ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.  The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

-
Loans and receivables:  Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus and directly attributable transaction costs.  Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.  Loans and receivables comprise of cash and cash equivalents, and trade and other receivables.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originated.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.  Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.  Other financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.  Trades and other payables represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

(iii) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures, its finished products sales price exposures and its foreign exchange management.  The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.  The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions.  The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item.  For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings.  Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings.  If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(iv) Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder, when the number of shares to be issued does not vary with changes in their fair value.  The liability component of a compound financial instrument is recognized initially at fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method.  The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.  Interest and losses and gains relating to the financial liability are recognized in profit or loss.  On conversion, the financial liability is reclassified to equity and no gain or loss is recognized on conversion.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(h)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(i)	Cash restricted

Cash restricted consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations.  Cash restricted is carried at cost and any accrued interest is classified under other assets.

(j)	Inventory

-
Raw materials and stores:  Raw materials are stated at the lower of costs and net realizable value.  Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure.  Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.  Stores are stated at cost less provision for obsolescence.

-
Crude oil and refined petroleum products:  Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately.  The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs.  The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(k)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings.  Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period.  Unamortized deferred financing costs are offset against the respective liability accounts.

(l)	Plant and equipment

-
Refinery assets:  The Company’s most significant item of plant and equipment is the oil refinery in PNG which is included within Midstream Refining assets.  The pre-operating stage of the refinery ceased on January 1, 2005.  Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment.  Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.  Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.

The refinery assets are recorded at cost less accumulated depreciation and accumulated impairment losses.  Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum.  The refinery is built on land leased from the State.  The lease expires on July 26, 2097.

Repairs and maintenance costs, other than major turnaround costs, are expensed as incurred. Major turnaround costs will be capitalized when incurred and amortized over the estimated period of time to the next scheduled turnaround.  Major turnaround work commenced at the refinery on October 1, 2010 and was completed on November 2, 2010 with the refinery being shut down during the turnaround period.  Turnaround costs of approximately $2.5 million had been incurred during the year ended December 31, 2010.  No further turnaround costs have been incurred subsequently up until March 31, 2011.

-
Other assets:  Property, plant and equipment are recorded at amortized cost.  Depreciation of assets begins when the asset is in place and ready for its intended use.  Assets under construction and deferred project costs are not depreciated.  Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset.  Maintenance and repair costs are expensed as incurred.  Improvements that increase the capacity or prolong the service life of an asset are capitalized.

The depreciation rate ranges by segment are as follows:

Between
Downstream	1% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-
Leased assets:  Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are classified at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in other long term payables.  Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding.  The interest element of the finance cost is charged to the comprehensive income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

-
Asset retirement obligations:  A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment.  The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end.  Management estimates there are no material obligations relating to future restoration and closure costs.

-
Environmental remediation:  Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  As at March 31, 2011, no provision has been raised.

-
Disposal of property, plant and equipment:  At the time of disposal of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the comprehensive income statement.

-
IT Development and software:  Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized.  Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project.  Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years.  IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment in the Corporate segment.

(m)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves.  Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area.  Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

(n)	Impairment

-
Non-derivative financial assets:  A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.  A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.  An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated income statement.  An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

Trade receivables
The collectability of trade receivables is assessed on an ongoing basis.  Debts which are known to be uncollectible are written off by reducing the carrying amount directly.  An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognized in the income statement. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the income statement.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility.  The receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

-
Non-financial assets:  The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.  For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  In that situation, the assets are tested as part of a cash-generating unit (CGU), which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.  Value in use is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted at the risk free rate of interest plus a risk premium.  If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount.  Impairment losses are recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.  Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

There has been no impairment of assets or goodwill based on the assessments performed during the period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(o)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.  The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-
Revenue from Midstream Refining operations:  Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.  Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

-
Revenue from Downstream operations:  Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

-	Interest revenue: Interest revenue is recognized as the interest accrues using the effective interest rate.

(p)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Refinery Project Agreement gave “pioneer” status to InterOil Limited (”IOL”).  This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia, Singapore and Canada.  The consolidated income statement is prepared on a net of Goods and Services Tax basis.

(q)	Employee entitlements

-
Wages and salaries, and annual leave:  Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-
Long service leave:  The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.  Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-
Retirement benefit obligations:  The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions.  Contributions to the defined contribution fund are recognized as an expense as they become payable.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-
Stock-based compensation:  Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2006 Stock Incentive Plan).  The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan.  The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.  Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.  The fair value of restricted stock on grant date is the market value of the stock.  The Company uses the fair value based method to account for employee stock based compensation benefits.  Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Earnings per share

-
Basic earnings per share:  Basic common shares outstanding are the weighted average number of common shares outstanding for each period.  Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

-
Diluted earnings per share:  Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

3.	Transition to International Financial Reporting Standards (“IFRS”)

(a)	Basis of transition to IFRS

(i) Application of IFRS 1

The Company’s financial statements for the year ending December 31, 2011, will be the first annual financial statements that comply with IFRS as disclosed in Note 2(a).  The Company has applied IFRS 1 in preparing these consolidated interim financial statements.

The Company’s transition date is January 1, 2010.  The Company prepared its opening IFRS balance sheet at that date.  The reporting date of these interim consolidated financial statements is March 31, 2011.  In preparing these interim consolidated financial statements in accordance with IFRS 1, the Company has applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

(ii) Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

-
Business combinations exemption: A first-time adopter may elect not to apply IFRS 3 - ‘Business Combinations’ (as revised in 2008) retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRSs).  However, if a first-time adopter restates any business combination to comply with IFRS 3 (as revised in 2008), it shall restate all later business combinations and shall also apply IAS 27 (as amended in 2008) from that same date.  InterOil has made the election not to apply IFRS 3 retrospectively to past business combinations.

-
Fair value as deemed cost exemption: An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.  InterOil has made the election not to use deemed cost.  Historical cost will be maintained as plant and equipment cost base on transition.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

-
Cumulative translation differences exemption: Consistent with the Company’s Canadian GAAP treatment in prior periods, IAS 21 requires an entity: (a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.  An election can be made to be exempted from this requirement on transition and start with 'zero' translation differences.  InterOil has not made the election to restate its cumulative translation differences balance to zero, and has elected to continue with the current translation differences in comprehensive income as these are already in compliance with IAS 21.

-
Oil and Gas assets exemption: Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. Para D1 of IFRS 1 provides an exemption in relation to Oil and Gas assets by allowing Companies to continue using the same policies as used under the previous GAAP and carrying forward the carrying amounts of the Oil and Gas assets under Canadian GAAP into IFRS.  InterOil has availed this exemption and elected to maintain the Company’s Oil and Gas assets at carrying amount under Canadian GAAP treatment in prior periods, which will be the deemed cost under IFRS.

-
Interests in Joint Ventures entities exemption: Superseded CICA Section 3055 differs from IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint venture entities.  IAS 31 recommends the use of proportionate consolidation as it better reflects the substance and economic reality, however, it does permit the use of equity method.  Superseded CICA Section 3055 only allows the use of proportionate consolidation method to account for joint venture entities.  InterOil has elected to maintain its joint venture accounting under the proportionate consolidation model for both its incorporated and unincorporated joint venture interests.

The remaining optional exemptions are not applicable to the Company.

(iii) Exceptions from full retrospective application followed by the Company

All mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of Canadian GAAP in these areas.

(b)	Reconciliations between IFRS and Canadian GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS.  The first reconciliation provides an overview of the impact on equity of the transition at January 1, 2010, March 31, 2010, and December 31, 2010.  The second reconciliation provides an overview of the impact of the transition on comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010.  There are no material differences between the statement of cash flows presented in accordance with IFRSs and the statement of cash flows presented in accordance with Canadian GAAP.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

(i) Reconciliation of equity

	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS
	January 1,	transition to	January 1,	March 31,	transition to	March 31,	December 31,	transition to	December 31,
	2010	IFRSs	2010	2010	IFRSs	2010	2010	IFRSs	2010
	$	$	$	$	$	$	$	$	$

Assets
Current assets:
Cash and cash equivalents	46,449,819	-	46,449,819	41,227,706	-	41,227,706	233,576,821	-	233,576,821
Cash restricted	22,698,829	-	22,698,829	28,000,507	-	28,000,507	40,664,995	-	40,664,995
Trade receivables	61,194,136	-	61,194,136	73,230,376	-	73,230,376	48,047,496	-	48,047,496
Other assets	639,646	-	639,646	640,262	-	640,262	505,059	-	505,059
Inventories	70,127,049	-	70,127,049	85,587,122	-	85,587,122	127,137,360	-	127,137,360
Prepaid expenses	6,964,950	-	6,964,950	2,918,532	-	2,918,532	3,593,574	-	3,593,574
Total current assets	208,074,429	-	208,074,429	231,604,505	-	231,604,505	453,525,305	-	453,525,305
Non-current assets:
Cash restricted	6,609,746	-	6,609,746	6,614,444	-	6,614,444	6,613,074	-	6,613,074
Goodwill	6,626,317	-	6,626,317	6,626,317	-	6,626,317	6,626,317	-	6,626,317
Plant and equipment (1)	221,046,709	(2,252,060)	218,794,649	220,802,427	(2,791,500)	218,010,927	229,331,842	(4,126,415)	225,205,427
Oil and gas properties	172,483,562	-	172,483,562	194,671,330	-	194,671,330	255,294,738	-	255,294,738
Future income tax benefit	16,912,969	-	16,912,969	15,694,630	-	15,694,630	14,098,128	-	14,098,128
Total non-current assets	423,679,303	(2,252,060)	421,427,243	444,409,148	(2,791,500)	441,617,648	511,964,099	(4,126,415)	507,837,684
Total assets	631,753,732	(2,252,060)	629,501,672	676,013,653	(2,791,500)	673,222,153	965,489,404	(4,126,415)	961,362,989
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	59,372,354	-	59,372,354	100,911,605	-	100,911,605	76,087,954	-	76,087,954
Derivative contracts	-	-	-	534,000	-	534,000	178,578	-	178,578
Working capital facilities	24,626,419	-	24,626,419	25,164,539	-	25,164,539	51,254,326	-	51,254,326
Current portion of secured and unsecured loans	9,000,000	-	9,000,000	9,000,000	-	9,000,000	14,456,757	-	14,456,757
Current portion of Indirect participation interest	540,002	-	540,002	540,002	-	540,002	540,002	-	540,002
Total current liabilities	93,538,775	-	93,538,775	136,150,146	-	136,150,146	142,517,617	-	142,517,617
Non-current liabilities:
Secured loan	43,589,278	-	43,589,278	43,645,264	-	43,645,264	34,813,222	-	34,813,222
2.75% convertible notes liability	-	-	-	-	-	-	52,425,489	-	52,425,489
Deferred gain on contributions to LNG project (1)	13,076,272	(2,252,060)	10,824,212	13,076,272	(2,791,500)	10,284,772	13,076,272	(4,126,415)	8,949,857
Indirect participation interest	39,559,718	-	39,559,718	39,640,622	-	39,640,622	34,134,387	-	34,134,387
Total non-current liabilities	96,225,268	(2,252,060)	93,973,208	96,362,158	(2,791,500)	93,570,658	134,449,370	(4,126,415)	130,322,955
Total liabilities	189,764,043	(2,252,060)	187,511,983	232,512,304	(2,791,500)	229,720,804	276,966,987	(4,126,415)	272,840,572
Non-controlling interest	13,596	-	13,596	13,582	-	13,582	20,099	-	20,099
Shareholders' equity:
Share capital	613,361,363	-	613,361,363	619,565,842	-	619,565,842	895,651,052	-	895,651,052
2.75% convertible notes	-	-	-	-	-	-	14,298,036	-	14,298,036
Contributed surplus	21,297,177	-	21,297,177	20,639,744	-	20,639,744	16,738,417	-	16,738,417
Accumulated Other Comprehensive Income	8,150,976	-	8,150,976	7,259,007	-	7,259,007	9,261,177	-	9,261,177
Conversion options	13,270,880	-	13,270,880	13,270,880	-	13,270,880	12,150,880	-	12,150,880
Accumulated deficit	(214,104,303)	-	(214,104,303)	(217,247,706)	-	(217,247,706)	(259,597,244)	-	(259,597,244)
Total shareholders' equity	441,976,093	-	441,976,093	443,487,767	-	443,487,767	688,502,318	-	688,502,318
Total liabilities and shareholders' equity	631,753,732	(2,252,060)	629,501,672	676,013,653	(2,791,500)	673,222,153	965,489,404	(4,126,415)	961,362,989

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

(ii) Reconciliation of total comprehensive income

	Quarter ended			Year ended
	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS
	March 31,	transition to	March 31,	December 31,	transition to	December 31,
	2010	IFRSs	2010	2010	IFRSs	2010
	$	$	$	$	$	$

(Loss)/profit for the period	(3,143,418)	-	(3,143,418)	(45,486,439)	-	(45,486,439)

Other comprehensive income/(loss):
Exchange difference on translation of foreign operations, net of tax (1)	(891,969)	-	(891,969)	1,110,201	-	1,110,201
Other comprehensive income/(loss) for the period, net of tax	(891,969)	-	(891,969)	1,110,201	-	1,110,201
Total comprehensive income/(loss) for the period	(4,035,387)	-	(4,035,387)	(44,376,238)	-	(44,376,238)

(iii)  Notes to the reconciliations

(1)
To date, InterOil has recognized a gain on contributions to the LNG Project of $13,076,272 which has been deferred on the consolidated balance sheet.  This amount has been recorded as a reduction of deferred LNG project costs of $4,463,521 at March 31, 2011 (Dec 31, 2010 - $4,126,415, Mar 31, 2010 - $2,791,500, Jan 1, 2010 - $2,252,060), which has reduced the LNG project costs to nil at March 31, 2011, with the remaining balance of $8,612,751 (Dec 31, 2010 - $8,949,857, Mar 31, 2010 - $10,284,772, Jan 1, 2010 - $10,824,212) being recorded as a deferred gain.  The deferred gain will be recognized in the consolidated comprehensive income statement when realized.

4.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD.  The consolidated financial statements are presented in USD which is Company’s functional and reporting currency.  Most of the Company’s transactions are undertaken in USD, PGK, Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The PGK exposures mainly relate to the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD to repay the Company’s crude cargo borrowings. The rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports.  The Company is unable to do any hedging due to PGK illiquidity and small size of the market.  The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income.  The PGK strengthened against the USD during the three months ended March 31, 2011 (from 0.3785 to 0.3895).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The changes in AUD and SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies.  The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required.  No material balances are held in AUD or SGD.  However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD and reporting for those costs being in USD.  The Company has entered into AUD to USD foreign currency forward contracts to manage the foreign exchange risk in relation to the expenses to be incurred in AUD.

(ii) Price risk
The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk.  Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2011 year to date output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 57% (Mar 2010 – 55%), and naphtha and low sulphur waxy residue 38% (Mar 2010 – 40%).  The product yields obtained will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	March 31, 2011
	$	$
Facility
OPIC secured loan	44,500,000	-
Mitsui unsecured loan	7,884,065	-
2.75% convertible notes	70,000,000	-
BNP Paribas working capital facility 1	160,000,000	7,743,149
BNP Paribas working capital facility 2	60,000,000	55,000,000
Westpac working capital facility (PGK denominated)	31,160,000	22,234,401
BSP working capital facility (PGK denominated)	19,475,000	19,475,000
	393,019,065	104,452,550

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to two customers which represented $51,466,939 (Mar 2010 - $51,675,739) or 21% (Mar 2010 – 29%) of total sales in the three months ended March 31, 2011.  The Company’s domestic sales for the three months ended March 31, 2011 were not dependent on a single customer or geographic region of PNG.  The export sales to two customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The receivables from these customers are current as at March 31, 2011.  The Company actively manages credit risk by routinely monitoring the credit ratings of the Company’s export customers and by monitoring the ageing of trade receivables of the Company’s domestic customers.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings.

Impairment is assessed by the Company on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Segmented financial information

As stated in note 1, management has identified five major business segments - Upstream, Midstream Refining, Midstream Liquefaction, Downstream and Corporate.  The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily include management expenses.  Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.  Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Quarter ended March 31, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	85,112,081	-	157,338,808	-	-	242,450,889
Intersegment revenues	-	132,598,181	-	31,391	10,921,305	(143,550,877)	-
Interest revenue	4,813	33,687	1	4,033	7,760,935	(7,573,696)	229,773
Other revenue	663,268	(561)	-	334,580	(23,471)	-	973,816
Total segment revenue	668,081	217,743,388	1	157,708,812	18,658,769	(151,124,573)	243,654,478

Cost of sales and operating expenses	-	190,185,864	-	143,207,216	653,283	(131,021,935)	203,024,428
Administrative, professional and general expenses	4,417,118	3,828,091	2,358,362	5,495,728	13,023,847	(10,899,890)	18,223,256
Derivative gain	-	(172,259)	-	-	-	-	(172,259)
Foreign exchange (gain)/loss	(127,057)	(2,730,857)	16,362	261,158	(241,916)	-	(2,822,310)
Exploration costs, excluding exploration impairment	7,334,952	-	-	-	-	-	7,334,952
Depreciation and amortisation	640,795	2,765,002	6,421	803,793	435,220	(32,492)	4,618,739
Interest expense	6,351,290	1,675,309	223,287	826,392	1,396,263	(7,573,696)	2,898,845
Total segment expenses	18,617,098	195,551,150	2,604,432	150,594,287	15,266,697	(149,528,013)	233,105,651
Segment (loss)/profit before income taxes	(17,949,017)	22,192,238	(2,604,431)	7,114,525	3,392,072	(1,596,560)	10,548,827
Income tax (expense)/benefit	-	(7,297,972)	-	(2,623,482)	71,155	-	(9,850,299)
Segment net (loss)/profit	(17,949,017)	14,894,266	(2,604,431)	4,491,043	3,463,227	(1,596,560)	698,528

Segment assets	293,963,904	418,065,247	7,763,774	156,270,212	202,324,701	(51,764,272)	1,026,623,566
Unallocated:
Deferred tax							6,869,822
Total assets per the balance sheet							1,033,493,388

Segment liabilities	82,253,884	153,187,719	9,748,429	66,555,364	70,691,746	(46,206,545)	336,230,597

Captial expenditure	-	429,022	337,106	1,562,080	209,107	-	2,537,315

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Quarter ended March 31, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	68,074,040	-	109,376,395	-	-	177,450,435
Intersegment revenues	-	83,911,750	-	59,646	6,394,825	(90,366,221)	-
Interest revenue	5,788	13,731	245	10,039	5,698,586	(5,686,840)	41,549
Other revenue	992,012	93,461	-	241,069	-	-	1,326,542
Total segment revenue	997,800	152,092,982	245	109,687,149	12,093,411	(96,053,061)	178,818,526

Cost of sales and operating expenses	-	141,412,485	-	100,875,073	-	(83,687,220)	158,600,338
Administrative, professional and general expenses	2,452,105	3,083,765	531,387	4,022,071	7,694,796	(6,454,470)	11,329,654
Derivative loss	-	946,350	-	-	-	-	946,350
Foreign exchange loss/(gain)	504,253	2,248,319	31,672	297,603	(3,221)	-	3,078,626
Exploration costs, excluding exploration impairment	5,276	-	-	-	-	-	5,276
Depreciation and amortisation	138,167	2,571,911	6,222	659,705	41,265	(32,492)	3,384,778
Interest expense	4,079,554	1,731,481	341,799	799,852	20,200	(5,686,840)	1,286,046
Total segment expenses	7,179,355	151,994,311	911,080	106,654,304	7,753,040	(95,861,022)	178,631,068
Segment (loss)/profit before income taxes	(6,181,555)	98,671	(910,835)	3,032,845	4,340,371	(192,039)	187,458
Income tax expense	-	(172,461)	-	(2,361,437)	(796,978)	-	(3,330,876)
Segment net (loss)/profit	(6,181,555)	(73,790)	(910,835)	671,408	3,543,393	(192,039)	(3,143,418)

Segment assets	201,022,320	318,190,111	7,674,121	110,068,196	51,862,338	(31,289,564)	657,527,523
Unallocated:
Deferred tax							15,694,630
Total assets per the balance sheet							673,222,153

Segment liabilities	69,801,526	138,164,764	11,940,592	29,758,141	7,903,252	(27,847,472)	229,720,804

Captial expenditure	-	710,678	539,440	1,725,630	664,321	-	3,640,069

6.	Financial instruments

(a)	Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At March 31, 2011, InterOil had a net payable of $136,791 (Dec 2010 – $178,578, Mar 2010 – $534,000) relating to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

A gain of $172,259 was recognized on the non-hedge accounted derivative contracts for the three months ended March 31, 2011 (Mar 2010 – loss of $946,350).  This gain is included in derivative gain/(loss) in the consolidated comprehensive income statement.

(b)	Currency derivative contracts

During the year ended December 31, 2010, the Company started to enter into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD.  As at March 31, 2011, the Company had no outstanding non-hedge accounted currency derivative contracts.

A gain of $nil was recognized on the non-hedge accounted currency derivative contracts for the three months ended March 31, 2011 (Mar 2010 - $nil).  This gain is included in derivative gain/(loss) in the consolidated comprehensive income statement.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Inventories

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Midstream - Refining (crude oil feedstock)	47,471,615	23,004,883	13,577,295
Midstream - Refining (refined petroleum product)	81,781,574	67,006,941	35,319,351
Midstream - Refining (parts inventory)	1,099,155	673,283	585,668
Downstream (refined petroleum product)	49,436,199	36,452,253	36,104,808
	179,788,543	127,137,360	85,587,122

As at March 31, 2011 and December 31, 2010 no net realizable value write down was necessary.  At March 31, 2010, inventory had been written down to its net realizable value.  The write down of $27,517 at March 31, 2010 relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement.

8.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Drilling equipment	36,765,396	28,653,929	18,974,723
Drilling consumables and spares	12,267,275	10,924,708	11,270,843
Petroleum Prospecting License drilling programs (Unproved)	232,619,631	215,716,101	164,425,764
Gross Capitalized Costs	281,652,302	255,294,738	194,671,330
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	281,652,302	255,294,738	194,671,330

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields.  The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	-	207,054	7,590
Development Costs	27,170,280	96,325,176	29,519,180
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	-	3,922,683	-
Add: Premium paid on IPI buyback transactions	-	1,550,020	-
Less: Conveyance accounting offset against properties	-	(192,622)	(80,905)
Less: Costs allocated against cash calls	(812,716)	(19,001,135)	(7,258,097)
Total Costs capitalized	26,357,564	82,811,176	22,187,768
Charged to expense
Geophysical and other costs	7,334,952	16,981,929	5,276
Total charged to expense	7,334,952	16,981,929	5,276
Oil and Gas Property Additions (capitalized and expensed)	33,692,516	99,793,105	22,193,044

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 23

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Working capital facilities

	March 31,	December 31,	March 31,
Amounts drawn down	2011	2010	2010
	$	$	$
BNP Paribas working capital facility - midstream	49,246,851	50,023,559	25,164,539
Westpac working capital facility - downstream	8,925,599	1,230,767	-
Total working capital facility	58,172,450	51,254,326	25,164,539

(a) BNP Paribas working capital facility
InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $220,000,000.  The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas.  Facility 1 is for $160,000,000 and finances purchases of hydrocarbons via the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, and includes a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and during the prior year renewal process, the facility was renewed until January 31, 2012 with an increase in Facility 1 limit by an additional $30,000,000 to $160,000,000, and a maximum availability of $220,000,000 for the combined facility.

The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Working capital credit facility	220,000,000	190,000,000	190,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(49,246,851)	(50,023,559)	(13,246,219)
Discounted receivables	-	-	(11,918,320)
	(49,246,851)	(50,023,559)	(25,164,539)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(108,010,000)	(93,710,000)	(101,900,000)
Bank guarantees on hedging facility	-	-	-
Working capital credit facility available for use	62,743,149	46,266,441	62,935,461

(b) Westpac and Bank South Pacific working capital facility
The Company has an approximately $50,635,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac.  Westpac facility limit is approximately $31,160,000 (PGK 80,000,000) and the initial BSP facility limit was approximately $27,265,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $19,475,000 (PGK 50,000,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in October 2010 through to October 2011.  As at March 31, 2011, $8,925,599 (PGK 22,915,530) of this combined facility has been utilized, and $41,709,401 million (PGK 107,084,470) of this facility remains available for use.  During the three month period the weighted average interest rate was 9.5%.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 24

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the OPIC loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the three months ended March 31, 2011, $37,500 (Mar 2010 - $37,500) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs.  Of these costs, $37,500 (Mar 2010 - $nil) were included in accrued liabilities at March 31, 2011.

(b) Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the three month period amounted to nil (Mar 2010 - $21,923).

11.	Secured and unsecured loans

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Unsecured loan (Mitsui)	7,884,065	5,456,757	-
Total current portion of loans	16,884,065	14,456,757	9,000,000

Secured loan (OPIC) - non current portion	35,500,000	35,500,000	44,500,000
Secured loan (OPIC) - deferred financing costs	(630,792)	(686,778)	(854,736)
Total non current secured loan	34,869,208	34,813,222	43,645,264

Total secured and unsecured loans	51,753,273	49,269,979	52,645,264

(a) OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015.  The loan is secured over the assets of the refinery project which had a carrying value of $189,433,942 at March 31, 2011 (Dec 2010 - $191,769,922, March 31, 2010 - $193,291,242).

As at March 31, 2011, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2011 and December 31, 2011 have been classified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations.  A deposit is also required to be maintained to cover the next installment and interest payment.  As of March 31, 2011, the company was in compliance with all applicable covenants.

(b) Mitsui Unsecured Loan
On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  On August 4, 2010, the JVOA for the CS Project was finalized.  The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%.  In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 25

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Indirect participation interests

	March 31,	December 31,	March 31,
	2011	2010	2010
	$	$	$
Indirect participation interest (PNGDV) - current portion	540,002	540,002	540,002
Total current indirect participation interest	540,002	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	844,490	844,490	844,490
Indirect participation interest ("IPI")	33,289,897	33,289,897	38,796,132
Total non current indirect participation interest	34,134,387	34,134,387	39,640,622

Total indirect participation interest	34,674,389	34,674,389	40,180,624

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The location of the other two wells is yet to be determined.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.

InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at March 31, 2011.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option.  The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  As at March 31, 2011, the balance of the indirect participation interest that may be converted into shares is a maximum of 340,480 common shares (Dec 2010 – 340,480, Mar 2010 – 527,147) as explained below.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

As at March 31, 2011, InterOil’s direct interest in exploration licenses is 75.6114%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses, and excluding the 20.5% interest that the State is able to take up under relevant legislation.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 26

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Indirect participation interests (cont’d)

(b) Indirect participation interest – PNGDV

As at March 31, 2011, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 236, 237 and 238 is $1,384,492 (Dec 2010 - $1,384,492, Mar 2010 - $1,384,492).  This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation.  PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(c) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of March 31, 2011 we have drilled 6 exploration wells since inception of the Company’s exploration program within PPL 236, 237 and 238 in PNG.  In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged pro-rata per percentage point.

13.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2010	43,545,654	613,361,363

Shares issued on exercise of options under Stock Incentive Plan	479,733	19,310,657
Shares issued on vesting of restricted stock units under Stock Incentive Plan	20,700	1,418,985
Shares issued on buyback of IPI#3 Interest	754,788	50,687,368
Shares issued on litigation settlement	199,677	12,000,000
Shares issued on public offering	2,800,000	198,872,679

December 31, 2010	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	120,000	2,990,238

March 31, 2011	47,920,552	898,641,290

14.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years.  The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share).  The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period.  Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the note liability for the three months ended March 31, 2011 was $785,217 (Mar 2010 - $nil).  In addition to the accretion, interest at 2.75% per annum has been expensed for the three months ended March 31, 2011 amounting to $481,250 (Mar 2010 - $nil).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 27

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,856,608 common shares at prices ranging from $9.80 to $95.63 were outstanding as at March 31, 2011.

Potential dilutive instruments outstanding	Number of shares March 31, 2011	Number of shares March 31, 2010
Employee stock options	1,598,267	1,678,500
Employee Restricted Stock	180,836	41,400
IPI Indirect Participation interest - conversion options	340,480	527,147
2.75% Convertible notes	732,025	-
Others	5,000	5,000
Total stock options/shares outstanding	2,856,608	2,252,047

16.	Commitments and contingencies

(a) Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	151,500	28,750	28,750	34,900	24,750	34,350	-
Secured and unsecured loans (b)	60,979	19,785	11,334	10,749	10,131	8,979	-
Convertible notes obligations	79,625	1,925	1,925	1,925	1,925	71,925	-
Indirect participation interest - PNGDV (note 12)	1,384	540	844	-	-	-	-
	293,488	51,000	42,853	47,574	36,806	115,254	-
(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses.  Company is committed to spend a further $78.5 million as a condition of renewal of our petroleum prospecting licenses up to 2014.  Of this $78.5 million commitment, as at March 31, 2011, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.  In addition, the terms of grant of PRL15, requires the Company to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b)	The effective interest rate on this loan for the three months ended March 31, 2011 was 6.83%.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

17.	Subsequent events

Agreement with Samsung Heavy Industries and FLEX LNG:
Subsequent to quarter end, on April 11, 2011, the Company and Pacific LNG Operations Ltd. have executed agreements, conditional upon FLEX shareholder approval and final FID, with Samsung Heavy Industries and FLEX LNG Ltd related to the construction and operation of a 2 million tonnes per annum floating liquefied natural gas processing vessel.  Subsequent to the quarter end, Flex LNG shareholders have approved the transaction, part of which was the issue of options to us and Pac LNG to exercise within 15 days 11,315,080 common shares of FLEX LNG at an average strike price of 4.5909 Norwegian Kroner.  The option is exercisable by May 15, 2011.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 28